Exxon Mobil Corporation

Patrick T. Mulva

5959 Las Colinas Boulevard

Vice President and Controller

Irving, TX 75039-2298

972 444 1202 Telephone

972 444 1221 Facsimile

ExxonMobil

May 7, 2008

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W., Stop 7010

Washington, D.C. 20549

Re:

Exxon Mobil Corporation

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed February 28, 2008

File No. 1-02256

Dear Mr. Schwall:

On behalf of Exxon Mobil Corporation, please find enclosed our response to your comments regarding the above filing set forth in your letter of March 31, 2008.

We also acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you desire clarification of our responses, please direct any questions to Mr. Hugh Comer at 972-444-1290.

Very truly yours,

By:

/s/ Patrick T. Mulva

----------------------------------------

Name:

Patrick T. Mulva

Title:

Vice President and Controller

Attachment

c:

Kevin Stertzel

Mark Wojciechowski

ExxonMobil's Response to the

Comments Included in the SEC Letter of March 31, 2008

Form 10-K for Fiscal Year Ended December 31, 2007

Legal Comments to Form 10-K filed 2/22/08 for FYE 12/31/07

1.

Please confirm in writing that you will comply with the following comments in all future filings.  Provide us with an example of the disclosure you intend to use.  Please understand that after our review of your responses, we may raise additional comments.

This will confirm that we will comply with the comments in your letter in all future filings.  Set forth below are examples or descriptions of the disclosures that we intend to provide in the future.

Business, page 1

2.

Expand your discussion to describe all material new developments, rather than only “some of the more significant ongoing activities”.  Also discuss the importance to each segment of intellectual property, franchises and concessions, as appropriate.  We note the additional detail that you provide in your Form 8-K filed March 24, 2008, for example.  See Item 101 of Regulation S-K.

The use of the phrase "some of the more significant ongoing activities", as used in Item 2. Properties (page 14), was not intended to indicate that the disclosure did not include all material new developments.  We will remove the phrase from our Form 10-K for the year ended December 31, 2008.

There are no intellectual properties, franchises or concessions that are individually material to the Upstream, Downstream or Chemical segments.  However, we will add a disclosure to Item 1, Business in the Form 10-K for the year ended December 31, 2008 similar to the following:

ExxonMobil has a long-standing commitment to the development of proprietary technology. We have a wide array of research programs designed to meet the needs identified in each of our business segments. Information on Company-sponsored research and development spending is contained in “Note 3: Miscellaneous Financial Information” of the Financial Section of this report.  ExxonMobil held approximately 13 thousand active patents worldwide at the end of 2007.  For technology licensed to third parties, revenues totaled approximately $105 million in 2007.  Although technology is an important contributor to the overall operations and results of our Company, the profitability of each business segment is not dependent on any individual patent, trade secret, trademark, license, franchise or concession.

Risk Factors, page 2

3.

Provide enhanced disclosure that identifies the risks that apply to you and your business in particular, supplying sufficiently detailed captions and eliminating text that tends to mitigate the risks you discuss.  For example, the last sentence under the broad caption “Political and Legal Factors” discusses how you manage or mitigate risk.  Also ensure that this section contains all known, material risks, and eliminate references to other sections for a discussion of “additional factors”. See Item 503(c) of Regulation S-K.

Our disclosure in Item 1A. Risk Factors, of the 2007 Form 10-K contains all known, material risks to the Corporation.  Given the size and global scope as well as the commodity-based nature of our business, the material risks that apply to ExxonMobil are not particular to the Corporation but consist of factors that affect the oil and gas industry in general.

To address your concerns, we will expand our disclosure in the first paragraph of Item 1A. Risk Factors of the Form 10-K for the year ended December 31, 2008, as follows.  We will also remove all references to how we mitigate risk and references to other sections for discussion of "additional factors."

Item 1A.  Risk Factors

ExxonMobil's financial and operating results are subject to a variety of risks inherent in the global oil and gas business.  Many of these risk factors are not within the Company's control and could adversely affect our business, our financial and operating results or our financial condition.

Properties, page 4

4.

Please provide all the disclosure that Item 102 of Regulation S-K requires, including segment information.  See also the instructions to Item 102.

The disclosure in Item 2. Properties will be expanded to include a description of the principal properties in our Downstream and Chemical segments.  Below is an example of the disclosures that will be added to the Form 10-K for the year ended December 31, 2008.

Information with regard to the Downstream segment follows:

ExxonMobil's Downstream segment manufactures and sells petroleum products.  The refining and supply operations encompass a global network of manufacturing plants, transportation systems, and distribution centers that provide a range of fuels, lubricants and other products and feedstocks to our customers around the world.

Followed by a table of refinery capacities (see Exhibit 1).

The marketing operations sell products and services throughout the world.  Our Exxon, Esso, Mobil and On the Run brands serve customers at more than 32,000 retail service stations.

Followed by a table of retail service station sites (see Exhibit 2).

Information with regard to the Chemical segment follows:

ExxonMobil's Chemical segment manufactures and sells petrochemicals.  The Chemical business supplies olefins, polyolefins, aromatics, and a wide variety of other petrochemicals.

Followed by a table of chemical production complexes and other manufacturing locations (see Exhibit 3).

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

General

5.

In this section, you sometimes refer to two or more factors that contributed to material changes over the reported periods.  Revise to quantify the amount of the changes contributed by each of the factors or events that you identify as they relate to revenues, operating expenses and other income or expenses.  Instead of simply using the term “primarily” or “included” to describe changes, quantify the amount of the change that is attributable to the primary source you identify.  See Section III.D of SEC Release 33-6835 (May 18, 1989).

In future filings, when we refer to two or more factors that contribute to material changes over the reported periods, we will expand our disclosure in accordance with Release 33-6835 to include a quantification of the contribution of each factor to the material change, to the extent such quantification is necessary to an understanding of the change.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Oil and Gas Reserves, page 44

6.

We note your disclosure mentions various options associated with making investment decisions including the use of “enhanced recovery methods”.  Please tell us and expand your disclosure to more clearly describe the specific nature of the activities or processes used in your enhanced recovery activities.

Enhanced recovery methods are any method used to extract hydrocarbons from reservoirs in excess of that which may be produced through primary recovery, i.e., through pressure depletion.  They include the process of injecting water, gases, and chemicals into a formation to build up pressure in order to produce hydrocarbons otherwise unobtainable.  Additionally, for use in certain oil deposits which contain thick, high viscosity oil that will not flow at economic rates under normal operating conditions, injectants may include steam to increase recovery by making the oil more mobile.

We do not believe that a detailed definition of “enhanced recovery methods” is required or appropriate for inclusion in the Critical Accounting Policies section of the Form 10-K.  Since this reference was only included as an example, and to avoid possible confusion from the inclusion of a specific technical definition, we will remove the reference from the Form 10-K for the year ended December 31, 2008.  The first two sentences of the Oil and Gas Reserves section of the Critical Accounting Policies will therefore read as follows:

Evaluations of oil and gas reserves are important to the effective management of Upstream assets.  They are integral to making investment decisions about oil and gas properties such as whether development should proceed.

EXHIBIT 1

Refining Capacity At Year-End 2007 (1)

		ExxonMobil	ExxonMobil
		Share KBD(2)	Interest %
United States
Torrance	California	150	100
Joliet	Illinois	240	100
Baton Rouge	Louisiana	503	100
Baytown	Texas	567	100
Beaumont	Texas	349	100
Other (2 refineries)		157
Total United States		1,966

Canada
Strathcona	Alberta	187	69.6
Dartmouth	Nova Scotia	82	69.6
Nanticoke	Ontario	112	69.6
Sarnia	Ontario	121	69.6
Total Canada		502

Europe
Antwerp	Belgium	305	100
Fos-sur-Mer	France	119	82.9
Port-Jerome-Gravenchon	France	233	82.9
Augusta	Italy	198	100
Trecate	Italy	174	75.4
Rotterdam	Netherlands	191	100
Slagen	Norway	116	100
Fawley	United Kingdom	326	100
Other (2 refineries)		78
Total Europe		1,740

Asia Pacific
Kawasaki(3)	Japan	296	50
Sakai(3)	Japan	140	50
Wakayama(3)	Japan	155	50
Jurong/PAC	Singapore	605	100
Sriracha	Thailand	174	87.5
Other (7 refineries)		391
Total Asia Pacific		1,761

Other Non-U.S.
Yanbu	Saudi Arabia	200	50
Other (4 refineries)		130
Total Other Non-U.S.		330

Total Worldwide		6,299

(1)

Capacity data is based on 100 percent of rated refinery process unit stream-day capacities under normal operating conditions, less the impact of shutdowns for regular repair and maintenance activities, averaged over an extended period of time.

(2)

Thousands of barrels per day (KBD).  ExxonMobil share reflects 100 percent of atmospheric distillation capacity in operations of ExxonMobil and majority-owned subsidiaries. For companies owned 50 percent or less, ExxonMobil share is the greater of ExxonMobil’s equity interest or that portion of distillation capacity normally available to ExxonMobil.

(3)	Operated by majority-owned subsidiaries.

EXHIBIT 2

Retail Sites Year-End 2007

United States
Owned/leased	2,225
Distributors/resellers	8,679
Total United States	10,904

Canada
Owned/leased	583
Distributors/resellers	1,327
Total Canada	1,910

Europe
Owned/leased	4,249
Distributors/resellers	2,843
Total Europe	7,092

Asia Pacific
Owned/leased	2,568
Distributors/resellers	4,844
Total Asia Pacific	7,412

Latin America
Owned/leased	1,196
Distributors/resellers	2,885
Total Latin America	4,081

Middle East/Africa
Owned/leased	625
Distributors/resellers	362
Total Middle East/Africa	987

Total
Owned/leased	11,446
Distributors/resellers	20,940
Total worldwide	32,386

EXHIBIT 3

Chemical Complex Capacity at Year-End 2007 (1)

						ExxonMobil
		Ethylene	Polyethylene	Polypropylene	Paraxylene	Interest %
North America
Baton Rouge	Louisiana	1.0	1.3	0.4	-	100
Baytown	Texas	2.2	-	0.8	0.6	100
Beaumont	Texas	0.9	1.0	-	0.3	100
Mont Belvieu	Texas	-	1.0	-	-	100
Sarnia	Ontario	0.3	0.5	-	-	69.6
Total North America		4.4	3.8	1.2	0.9

Europe
Antwerp	Belgium	0.5	0.3	-	-	35
Fawley	United Kingdom	0.1	-	-	-	100
Fife	United Kingdom	0.4	-	-	-	100
Meerhout	Belgium	-	0.5	-	-	100
Notre-Dame-de-Gravenchon	France	0.4	0.4	0.4	-	100
Rotterdam	Netherlands	-	-	-	0.6	100
Total Europe		1.4	1.2	0.4	0.6

Middle East
Al Jubail	Saudi Arabia	0.6	0.6	-	-	50
Yanbu	Saudi Arabia	1.0	0.7	0.2	-	50
Total Middle East		1.6	1.3	0.2	-

Asia Pacific
Kawasaki	Japan	0.5	0.1	-	-	50
Singapore	Singapore	0.9	0.6	0.4	0.9	100
Sriracha	Thailand	-	-	-	0.5	87.5
Total Asia Pacific		1.4	0.7	0.4	1.4

All Other		-	0.1	-	0.6

Total Worldwide		8.8	7.1	2.2	3.5

(1)	Capacity for ethylene, polyethylene, polypropylene and paraxylene in millions of metric tons